UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignations of Director and Chief Financial Officer and Appointment of Audit Committee Member

On August 5, 2024, Mark A. Schulz resigned as a member of the Board of Directors (the “Board”) of NWTN Inc. (the “Company”) and its audit committee and strategy and environmental social and governance committee, effective immediately, due to a potential conflict of interest in the electric vehicle industry. Mr. Schulz’s decision to resign did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

On August 31, 2024, Leo Xi Lin resigned as the Chief Financial Officer of the Company, effective immediately. His resignation was for personal reasons and was not due to any disagreement with the Company.

To fill the vacancy in the audit committee of the Board (the “Audit Committee”) created by Mr. Schulz’s resignation, on September 6, 2024, the Board appointed Xinyue Jasmine Geffner, a director of the Company, to serve as a member of the Audit Committee, effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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